Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Confirms Agreement to Acquire LoyaltyOne’s AIR MILES Reward Program Business

●	BMO’s acquisition would accelerate the future growth of AIR MILES, one of Canada’s largest loyalty programs

●	A reinvigorated program would benefit all Canadians collecting AIR MILES, as well as merchants and partners across the country

●	AIR MILES collectors benefit from rewards at more than 300 leading Canadian, global, and online brands, and at thousands of retail and service locations across the country

TORONTO, March 10, 2023 – BMO (TSX: BMO) (NYSE: BMO) and LoyaltyOne, Co. (LoyaltyOne), a subsidiary of Loyalty Ventures Inc. (LVI) (NASDAQ: LYLT) today announced the signing of a purchase agreement for BMO to acquire LoyaltyOne’s AIR MILES Reward Program (AIR MILES) business. For BMO customers and all AIR MILES collecting Canadians, as well as merchants and partners across the country, BMO’s acquisition of AIR MILES would be a made-in-Canada opportunity to enable a reinvigoration for one of Canada’s largest loyalty programs. BMO’s acquisition of the AIR MILES business is subject to court approval (as described below), the receipt of required regulatory approvals and other customary conditions.

As a founding partner of the AIR MILES program since 1992, BMO is well positioned to strengthen and grow Canada’s most recognized loyalty program. With nearly 10 million active collector accounts, representing approximately two-thirds of all Canadian households, AIR MILES is the only loyalty program of its kind to give collectors the flexibility and choice to earn Reward Miles almost anywhere and redeem them at a broad range of merchants on aspirational rewards such as merchandise, travel, events, and attractions, or instantly on everyday essentials, in-store or online, through AIR MILES Cash at participating partner locations.1

“As a leading partner, we have always believed in the value of the AIR MILES program for Canadians and are confident about the continued opportunities to build even greater customer loyalty,” said Ernie Johannson, Group Head, North American Personal & Business Banking, BMO. “If our acquisition of the AIR MILES business is successful, we will bring the ownership of AIR MILES home to Canada and strengthen its offering for Canadian consumers and businesses together with leading Canadian, global and online program partners and merchants.”

“As AIR MILES’ longstanding partner, BMO’s acquisition would be a significant step forward in solidifying the future of the AIR MILES program,” said Shawn Stewart, President, AIR MILES Reward Program. “BMO’s agreement to purchase the Air Miles business has no impact on AIR MILES collectors’ Reward Miles balances or on collectors’ ability to collect and redeem AIR MILES Reward Miles. AIR MILES continues to serve its customers — ensuring that they are rewarded richly and that they can use their Reward Miles in a way that meets their needs.”

BMO’s acquisition of the AIR MILES Reward Program business has been proposed as part of LoyaltyOne’s proceeding under the Companies’ Creditors Arrangement Act (Canada) (the CCAA) commenced in the Ontario Superior Court of Justice (Commercial List) (the Court).

LoyaltyOne’s CCAA proceeding will also involve a sale and investment solicitation process to solicit any other interest in the AIR MILES business. BMO’s acquisition or a proposed acquisition by any other bidder will be subject to Court approval.

1 Source: www.airmiles.ca/en/about-us.html

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.15 trillion as of January 31, 2023, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

About the AIR MILES Reward Program

The AIR MILES Reward Program is Canada’s most recognized loyalty program, with millions of active collector accounts. AIR MILES collectors earn Reward Miles at more than 300 leading Canadian, global, and online brands and at thousands of retail and service locations across the country. This activity powers an unmatched data asset that, along with world-class analytics and marketing capabilities, enables clients to accelerate their marketing activities and ROI. The AIR MILES Reward Program gives collectors the flexibility and choice to use Reward Miles on aspirational rewards such as merchandise, travel, events, and attractions, or instantly on everyday essentials, in-store or online, through AIR MILES Cash at participating partner locations. For more information, visit www.airmiles.ca.

BMO cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the integration of AIR MILES business, our plans or future actions with respect to the AIR MILES business, the regulatory environment in which we operate, the results of, or outlook for, our operations, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “believe”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “may”, “might”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the proposed transaction does not close when expected or at all because, another purchaser of the AIR MILES business may emerge from the sale and investment solicitation process, required Court approval, regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, laws and regulations and their enforcement, and the degree of competition in the business areas in which the AIR MILES business operates; the AIR MILES business may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate and reinvigorate the AIR MILES business; diversion of management time on transaction-related issues; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in BMO’s First Quarter 2023 MD&A, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding the proposed transaction and may not be appropriate for other purposes.

LVI Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give LVI’s expectations or forecasts of future events and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “project,” “plan,” “likely,” “may,” “should” or other words or phrases of similar import. Similarly, statements that describe LVI’s business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements LVI makes regarding, and the guidance LVI gives with respect to, anticipated operating or financial results and future economic conditions, all of which are subject to risks that include, but are not limited to, LVI’s high level of indebtedness; increases in market interest rates; continuing impacts related to COVID-19, including variants, labor shortages, reduction in demand from clients, supply chain disruption for LVI’s reward suppliers and capacity constraints, rising costs or other disruptions in the airline or travel industries; changes in geopolitical conditions, including the Russian invasion of Ukraine and related global sanctions and Russian restrictions or actions with respect to local assets; fluctuation in foreign exchange rates; execution of restructuring plans and any resulting cost savings; loss of, or reduction in demand for services from, significant clients; loss of active AIR MILES Reward Program collectors or greater than expected redemptions by the same; unfavorable resolution of pending or future litigation matters; disruption to operations due to LVI’s separation from its former parent or failure of the separation to be tax-free; new regulatory limitations related to consumer protection or data privacy limiting LVI’s services; loss of consumer information due to compromised physical or cyber security; the transaction support agreement, pursuant to which LVI and the other parties thereto agreed to the principal terms of LVI’s proposed financial restructuring may be terminated by certain of its parties if specified milestones are not achieved, amended or waived, or if certain other events occur; LVI’s ability to operate within the restrictions and the liquidity limitations of the debtor-in-possession financings LVI anticipates incurring in connection with its chapter 11 cases and the CCAA proceedings; LVI’s receipt of other acquisition bids and negotiations with associated bidders in connection with the sale and investment solicitation process for the AIR MILES business; and the ability to obtain relief from the United States Bankruptcy Court for the Southern District of Texas (the Bankruptcy Court) to facilitate the smooth operation of LVI’s business during the pendency of LVI’s chapter 11 cases and other risks and uncertainties relating to the chapter 11 cases, including but not limited to, LVI’s ability to obtain approval of the Bankruptcy Court and the Canadian Court with respect to motions or other requests made to the Bankruptcy Court and the Canadian Court throughout the course of the cases, including with respect to its CCAA DIP facility and intercompany DIP facility, the sale and investment solicitation process, and the purchase agreement with BMO or the consummation of the transactions contemplated therein, the effects of the cases on LVI and on the interests of various constituencies, Bankruptcy Court and Canadian Court rulings in the cases and the outcome of the cases in general, the length of time LVI will operate under the cases, risks associated with third-party motions in the cases, regulatory approvals required to emerge from chapter 11, the potential adverse effects of the cases on LVI’s liquidity or results of operations and increased legal and other professional costs in connection with the cases.

LVI believes that its expectations are based on reasonable assumptions. Forward-looking statements, however, are subject to a number of risks and uncertainties that could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, and no assurances can be given that LVI’s expectations will prove to have been correct. Additional risks and uncertainties include, but are not limited to, factors set forth in the Risk Factors section of both (1) LVI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and (2) any updates in Item 1A, or elsewhere, in LVI’s Quarterly Reports on Form 10-Q filed for periods subsequent to such Form 10-K or any updates thereto. Forward-looking statements speak only as of the date made, and LVI undertakes no obligation, other than as required by applicable law, to update or revise any forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Advisors

BMO Capital Markets and Morgan Stanley & Co. LLC are acting as financial advisors and Torys LLP and Sullivan & Cromwell LLP are acting as legal counsel to BMO.

PJT Partners LP and Alvarez & Marsal Inc. are acting as investment banker and financial advisor, respectively, and Akin Gump Strauss Hauer & Feld LLP and Cassels Brock & Blackwell LLP are acting as legal advisors to LVI and LoyaltyOne.

Media Contact:

BMO - Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

Loyalty One - mediaoffice@loyalty.com